Mail Stop 3561

April 7, 2009

By Facsimile and U.S. Mail

Mr. Clyde B. Anderson
Executive Chairman of the Board
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211

> **Re: Books-A-Million, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed April 17, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended May 3, 2008,**
> **August 2, 2008, and November 1, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2008**
> **Written Response**
> **Filed February 18, 2009**
> **File No. 0-20664**

Dear Mr. Anderson:

       We have reviewed your response to our comment letter dated January 30, 2009 and have the following comments. You should comply with our comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inappropriate or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 1. Business

General, page 4

1.   We note your response to comment one in our letter dated January 30, 2009 regarding the disclosure of the amount of revenues contributed by each class of similar products or services. You response states that 69% of total revenues are contributed from book sales

and no other product or service contribute more than 10%. We believe the disclosure requirements can be met by combining certain similar product categories such as music, games and movies. Further, we believe a more meaningful breakdown of revenues from book sales would provide meaningful information to investors regarding the source of your revenues. In that regard, please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by the sale of DVD's, music, movies and games as a combined category, as well as a further breakdown of revenue contributed by book sales such as hardcover and paperback books, or the sale of books relating to trade, fiction, non-fiction, used books and children to name a few categories applicable to book sales. Please refer to Item 101(c)(1)(i) of Regulation S-K. Please also revise the segment footnote to your financial statements to provide the enterprise-wide disclosures as required by paragraph 37 of SFAS 131, as appropriate, and advise us. Please show us what your revised disclosures will look like.

2.   We also note on your website a category referred to as "used and hard to find" books. Please explain to us the nature and provide support for not separately disclosing the financial information relating to net sales and gross margin from used book sales.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

3.   We note your response to comment five in our letter dated January 30, 2009. We further note your disclosure that you are "continuously reviewing and adjusting your business activity to address the changing economic environment." Please expand your disclosure to explain in greater detail the adjustments to your business you are making or you plan to make. In this regard, we note your disclosure that you are "…carefully managing our inventory and liquidity and enforcing expense controls…" Please elaborate on these business adjustments. For example, are you reducing your inventory? Are you paying down your credit line or are you increasing your credit line limits? Are you deferring opening new stores or deferring the renovation of some of your present stores?

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 8. Business Segments, page 34

4.   We note your response to comment 10 in our letter dated January 30, 2009 regarding your compliance with the disclosure requirements of paragraph 26(a) of SFAS 131. It is not clear from your current disclosure regarding reportable segments as to what operations you consider to be operating segments as defined by paragraph 10. Please revise your disclosure to more clearly identify all of your operating segments to comply more fully with the disclosure requirements of paragraph 26(a) of SFAS 131.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 20

5.   We note your response to comment 16 in our letter dated January 30, 2009 that no written agreements for the related person transaction discussed have been filed as exhibits with the Commission. Please explain to us why they have not been filed or please file them.

*   *   *   *

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg at (202) 551-3342 or me if you have any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director